Exhibit 99.1

HUYA Inc. Files 2024 Annual Report on Form 20-F

GUANGZHOU, China, April 17, 2025 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced it filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) on April 17, 2025. The annual report on Form 20-F can be accessed on the SEC’s website at https://www.sec.gov and on the Company’s investor relations website at https://ir.huya.com.

The Company will provide a hard copy of the annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company’s Investor Relations Department at HUYA Inc., Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, the People’s Republic of China.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China. As a technology-driven company, Huya offers rich and dynamic content across games, e-sports, and other entertainment genres where it has cultivated a large, highly engaged, interactive, immersive community of game enthusiasts. Building on its success in game live streaming and through close collaboration with game companies, e-sports tournament organizers, broadcasters and talent agencies, Huya is expanding its presence in the game industry, both domestically and internationally. By providing more innovative game-related services, the Company is committed to meeting the evolving needs of game enthusiasts, content creators, and industry partners.

For more information, please visit https://ir.huya.com.

For investor and media inquiries, please contact:

In China:

HUYA Inc.
Investor Relations
Tel: +86-20-2290-7829
E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com